Exhibit 99.1

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MOGU Announces Unaudited Financial Results For the Six Months Ended March 31, 2023 and Fiscal Year 2023

HANGZHOU, China, June 1, 2023 /BUSINESS WIRE/ -- MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, today announced its unaudited financial results for the six months ended March 31, 2023 and fiscal year 2023.

Mr. Fan Yiming, Chief Executive Officer of MOGU, commented, “Fiscal Year 2023 has been an extremely challenging year. The competitive environment of online shopping continued to intensify and several surges in COVID-19 cases in China resulted in supply chain and logistics disruptions.

The Gross Merchandise Value (“GMV1”) and revenue of MOGU for the second half of fiscal year of 2023 decreased by 38.0% and 30.2%, respectively, to RMB3,241 million and RMB117.2 million period-over-period, respectively. The declining GMV was driven by weakening demand in the fashion & accessories category, which was partially offset by accelerating growth for healthcare and food.

Consumer behavior has shifted during the Covid-19 pandemic. As many consumers temporarily adopted a more conservative consumption attitude, they tend to exercise more prudence on discretionary spending like fashion and accessories. Meanwhile, people pay more attention to their health and general well-being, which in turn leads to more interest and willingness to consume healthcare related products. In response to this trend, we have proactively adjusted our product offerings and expanded our product portfolio with a variety of healthcare products, groceries, household supplies and foods. Our goal is to offer our customers a wider variety of products while providing a more enjoyable shopping experience.”

“During the second half of fiscal year of 2023, our total revenues decreased by 30.2%, as compared with the same period of fiscal year of 2022, to RMB117.2 million. We continued to take a holistic approach to improve our financial performance. The adjusted EBITDA (non-GAAP) and loss from operations were negative RMB6.8 million and RMB139.4 million, compared with negative RMB16.3 million and RMB240.3 million, respectively, for the same period of fiscal year 2022. We will also continue to explore new business opportunities to diversify our revenue structure.” added Ms. Qi Feng, Financial Controller of MOGU.

Highlights For the Six Months Ended March 31, 2023

•
Total revenues for the six months ended March 31, 2023 decreased by 30.2% to RMB117.2 million (US$17.1 million) from RMB168.0 million during the same period of fiscal year 2022.
•
Live video broadcast (“LVB”) associated GMV for the six months ended March 31, 2023 decreased by 34.7% period-over-period to RMB3,165 million (US$460.9 million2).

•
GMV for the six months ended March 31, 2023 was RMB3,241 million (US$471.9 million), a decrease of 38.0% period-over-period.

1 GMV are to gross merchandise volume, refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

2 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023, which was RMB6.8676 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

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Financial Results For the Six Months Ended March 31, 2023

Total revenues for the six months ended March 31, 2023 decreased by 30.2% to RMB117.2 million (US$17.1 million) from RMB168.0 million during the same period of fiscal year 2022.

•
Commission revenues for the six months ended March 31, 2023 decreased by 31.0% to RMB75.8 million (US$11.0 million) from RMB109.9 million in the same period of fiscal year 2022, primarily attributable to the lower GMV due to the heightened competitive environment and the COVID-19 pandemic resurgence.
•
Marketing services revenues for the six months ended March 31, 2023 decreased by 70.6% to RMB1.4 million (US$0.2 million) from RMB4.9 million in the same period of fiscal year 2022, primarily due to the challenging competitive environment.
•
Financing solutions revenues for the six months ended March 31, 2023 decreased by 42.0% to RMB6.0 million (US$0.9 million) from RMB10.4 million in the same period of fiscal year 2022. The decrease was primarily due to the decrease in the service fee of loans to users in line with the lower GMV.
•
Technology service revenues for the six months ended March 31,2023 decreased by 13.8% to RMB30.8 million (US$4.5 million) from RMB35.7 million in the same period of fiscal year 2022, primarily attributable to the decrease of software services revenue.
•
Other revenues for the six months ended March 31, 2023 decreased by 55.3% to RMB3.2 million (US$0.5 million) from RMB7.1 million in the same period of fiscal year 2022, primarily due to the decrease of promotion services revenue provided to financial institutions under the impact of the COVID-19 pandemic.

Cost of revenues for the six months ended March 31, 2023 decreased by 27.2% to RMB54.2 million (US$7.9 million) from RMB74.5 million in the same period of fiscal year 2022, which was primarily due to a decrease in payroll, IT-related expenses and payment handling and outsourcing costs, in line with the overall reduction in revenue.

Sales and marketing expenses for the six months ended March 31, 2023 decreased by 37.0% to RMB35.1 million (US$5.1 million) from RMB55.6 million in the same period of fiscal year 2022, primarily due to optimized spending on branding and user acquisition activities, in line with the overall reduction in revenue.

Research and development expenses for the six months ended March 31, 2023 decreased by 56.8% to RMB16.1 million (US$2.4 million) from RMB37.4 million in the same period of fiscal year 2022, primarily due to a decrease in payroll costs.

General and administrative expenses for the six months ended March 31, 2023 decreased by 17.2% to RMB30.7 million (US$4.5 million) from RMB37.1 million in the same period of fiscal year 2022, primarily due to a decrease in professional service fees and payroll costs.

Amortization of intangible assets for the six months ended March 31, 2023 decreased by 76.2% to RMB40.0 million (US$5.8 million) from RMB168.0 million in the same period of fiscal year 2022, primarily because the majority of the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 have been fully amortized as of March 31, 2022.

Impairment of goodwill and intangible assets for the six months ended March 31, 2023 increased by 73.2% to RMB84.7 million (US$12.3 million) from RMB48.9 million in the same period of fiscal year 2022, primarily due to the Company’s recognition of a full impairment charge of RMB 63.5 million against its remaining goodwill balance and impairments totaling of RMB21.2 million for intangible assets which had been recorded in connection with the acquisition of Hangzhou Ruisha Technology Co., Ltd. (“Ruisha Techonology”). The recorded impairments resulted from weaker-than-expected operating results which reflect an increasingly competitive business environment and the related limited future economic benefit expected to be generated from these intangible assets. As of March 31, 2023, the carrying value of the Company’s goodwill is $0.

Loss from operations for the six months ended March 31, 2023 was RMB139.4 million (US$20.3 million), compared to the loss from operations of RMB240.3 million in the same period of fiscal year 2022.

Net loss attributable to MOGU Inc. for the six months ended March 31, 2023 was RMB113.9 million (US$16.6 million), compared to the net loss attributable to MOGU Inc. of RMB227.9 million in the same period of fiscal year 2022.

Adjusted EBITDA3 for the six months ended March 31, 2023 was negative RMB6.8 million (US$1.0 million), compared to negative RMB16.3 million in the same period of fiscal year 2022.

Adjusted net loss4 for the six months ended March 31, 2023 was RMB40.0 million (US$5.8 million), compared to the adjusted net loss of RMB180.6 million in the same period of fiscal year 2022.

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Basic and diluted loss per ADS5 for the six months ended March 31, 2023 were RMB13.29 (US$1.93) and RMB13.29 (US$1.93), respectively, compared with RMB27.13 and RMB27.13, respectively, in the same period of fiscal year 2022. One ADS represents 300 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB562.8 million (US$82.0 million) as of March 31, 2023, compared with RMB636.3 million as of March 31, 2022.

Fiscal Year 2023 Financial Results

Total revenues decreased by 31.2% to RMB232.1 million (US$33.8 million) from RMB337.5 million in fiscal year 2022.

•
Commission revenues decreased by 34.9% to RMB147.5 million (US$21.5 million) from RMB226.7 million in fiscal year 2022, primarily attributable to the lower GMV due to the heightened competitive environment.
•
Marketing services revenues decreased by 75.3% to RMB4.4 million (US$0.6 million) from RMB17.9 million in fiscal year 2022. The decrease was primarily due to the challenging competitive environment.
•
Financing solutions revenues decreased by 59.4% to RMB12.9 million (US$1.9 million) from RMB31.9 million in the same period of fiscal year 2022. The decrease was primarily due to the decrease in service fees of loans to users in line with the lower GMV.
•
Technology service revenues increased by 27.8% to RMB58.9 million (US$8.6 million) from RMB46.1 million in the fiscal year 2022, primarily attributable to the incremental year-over-year revenue contribution of Ruisha Technology, a business acquired in July 2021. This acquisition demonstrates the Company’s commitment to providing brand merchants with one-stop and customized services for full-domain operations, including a wide variety of operational services, data platforms and other software services, as well as value-added services such as traffic placement.
•
Other revenues decreased by 44.1% to RMB8.3 million (US$1.2 million) from RMB14.9 million in fiscal year 2022, primarily due to the COVID related decrease in promotion services revenue provided to financial institutions.

Cost of revenues decreased by 28.6% to RMB113.9 million (US$16.6 million) from RMB159.6 million in fiscal year 2022, which was primarily due to a decrease in payroll, IT-related expenses and payment handling and outsourcing costs, in line with the overall reduction in revenue.

Sales and marketing expenses decreased by 54.4% to RMB67.7 million (US$9.9 million) from RMB148.4 million in fiscal year 2022, primarily due to optimized spending on branding and user acquisition activities, in line with the overall reduction in revenue.

Research and development expenses decreased by 55.1% to RMB37.1 million (US$5.4 million) from RMB82.6 million in fiscal year 2022, primarily due to a decrease in payroll costs.

General and administrative expenses decreased by 19.9% to RMB63.4 million (US$9.2 million) from RMB79.2 million in fiscal year 2022, primarily due to a decrease in professional service fees and payroll costs.

3 Adjusted EBITDA represents net loss before (i) interest income, interest expense, loss/(gain) from investments, net, income tax benefits and share of results of equity investee, impairment of goodwill and intangible assets and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and NonGAAP Results” at the end of this press release.

4 Adjusted net loss represents net loss excluding (i) loss/(gain) from investments, net, (ii) share-based compensation expenses, (iii) impairment of goodwill and intangible assets, (iv) adjustments for tax effects. The Company excluded “amortization of intangible assets” as a non-recurring item in the presentation of adjusted net loss in its Unaudited Reconciliations of GAAP and Non-GAAP Results for the six months ended March 31, 2023 and fiscal year 2023. As a result, the Company made the corresponding change to the prior period comparative metrics to conform with this new definition. See “Unaudited Reconciliations of GAAP and NonGAAP Results” at the end of this press release.

5 The Company changed the ADS to common share conversion ratio on March 28, 2022. The ratio changed from one (1) ADS to twenty-five (25) Class A ordinary share to the current ratio of one (1) ADS to three hundred (300) Class A ordinary shares. As a result, the Company made the corresponding change to the basic and diluted loss per ADS retroactively to reflect the new ADS conversion ratio.

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Amortization of intangible assets decreased by 81.7% to RMB60.0 million (US$8.7 million) from RMB328.2 million in fiscal year 2022, primarily because the majority of the intangible assets recorded as a result of the business cooperation agreement MOGU entered into with Tencent in July 2018 have been fully amortized as of March 31, 2022.

Impairment of goodwill and intangible assets for the year ended March 31, 2023 was RMB84.7 million (US$12.3 million), compared to RMB235.4 million in the fiscal year 2022. As of March 31, 2023, the goodwill of the Company has been fully impaired.

Loss from operations was RMB187.4 million (US$27.3 million), compared to the loss from operations of RMB670.5 million in fiscal year 2022.

Net loss attributable to MOGU Inc. was RMB171.3 million (US$24.9 million), compared to the net loss attributable to MOGU Inc. of RMB639.8 million in fiscal year 2022.

Adjusted EBITDA was negative RMB23.9 million (US$3.5 million), compared to negative RMB89.1 million in fiscal year 2022.

Adjusted net loss was RMB71.8 million (US$10.5 million), compared to the adjusted net loss of RMB410.7 million in fiscal year 2022.

Basic and diluted loss per ADS were RMB20.12 (US$2.93) and RMB20.12 (US$2.93) respectively, compared with RMB76.17 and RMB76.17, respectively, in fiscal year 2022. One ADS represents 300 Class A ordinary shares.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net income/loss as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, interest expense, loss/(gain) from investments, net, income tax benefits, share of results of equity investees, impairment of goodwill and intangible assets, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net loss as net loss excluding loss/(gain) from investments, net, impairment of goodwill and intangible assets, share-based compensation expenses, and adjustments for tax effects. The Company excluded “amortization of intangible assets” as a non-recurring item in the presentation of adjusted net loss in its Unaudited Reconciliations of GAAP and Non-GAAP Results for the six months ended March 31, 2023 and fiscal year 2023. As a result, the Company made the corresponding change to the prior period comparative metrics to conform with the new definition. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are nonrecurring in nature or may not be indicative of the Company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue”

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or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s ecommerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s ecommerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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MOGU INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	438,608	416,201	60,604
Restricted cash	809	810	118
Short-term investments	196,853	145,836	21,235
Inventories, net	79	144	21
Loan receivables, net	26,788	7,229	1,053
Prepayments, receivables and other current assets	55,135	69,126	10,066
Amounts due from related parties	640	1,260	183
Total current assets	718,912	640,606	93,280
Non-current assets:
Property, equipment and software, net	7,702	194,589	28,334
Intangible assets, net	89,822	12,554	1,828
Right-of-use assets*	—	5,441	792
Goodwill	63,460	—	—
Investments	72,120	69,318	10,093
Other non-current assets	214,964	63,640	9,267
Total non-current assets	448,068	345,542	50,314
Total assets	1,166,980	986,148	143,594
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	10,064	—	—
Accounts payable	17,950	8,179	1,191
Salaries and welfare payable	12,311	13,550	1,973
Advances from customers	901	245	36
Taxes payable	3,265	4,446	647
Amounts due to related parties	4,694	4,196	611
Current portion of lease liabilities*	—	2,654	386
Accruals and other current liabilities	272,638	270,717	39,419
Total current liabilities	321,823	303,987	44,263
Non-current liabilities:
Non-current lease liabilities*	—	753	110
Deferred tax liabilities	12,112	3,369	491
Other non-current liabilities	890	—	—
Total non-current liabilities	13,002	4,122	601
Total liabilities	334,825	308,109	44,864
Shareholders’ equity
Ordinary shares	181	181	26
Treasury stock	(136,113)	(137,446)	(20,014)
Statutory reserves	3,331	3,331	485
Additional paid-in capital	9,471,101	9,484,664	1,381,074
Accumulated other comprehensive income	69,016	82,396	11,999
Accumulated deficit	(8,617,780)	(8,789,084)	(1,279,790)
Total MOGU Inc. shareholders’ equity	789,736	644,042	93,780
Non-controlling interests	42,419	33,997	4,950
Total shareholders’ equity	832,155	678,039	98,730
Total liabilities and shareholders’ equity	1,166,980	986,148	143,594

*On April 1, 2022, the Company adopted ASC 842, Leases and, as acceptable under the Standard, elected not to retrospectively adjust prior periods.. Right-of-use assets and lease liabilities were recognized on the Company's consolidated financial statements in connection with the adoption of the Standard.

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MOGU INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the year ended
	March 31,			March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	109,935	75,814	11,039	226,742	147,514	21,480
Marketing services revenues	4,882	1,434	209	17,888	4,416	643
Financing service revenues	10,367	6,017	876	31,852	12,947	1,885
Technology service revenues	35,709	30,790	4,483	46,077	58,867	8,572
Other revenues	7,102	3,175	462	14,910	8,332	1,213
Total revenues	167,995	117,230	17,069	337,469	232,076	33,793
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(74,468)	(54,243)	(7,898)	(159,601)	(113,884)	(16,583)
Sales and marketing expenses	(55,638)	(35,063)	(5,106)	(148,410)	(67,709)	(9,859)
Research and development expenses	(37,414)	(16,146)	(2,351)	(82,641)	(37,068)	(5,398)
General and administrative expenses	(37,083)	(30,704)	(4,471)	(79,178)	(63,445)	(9,238)
Amortization of intangible assets	(167,964)	(39,970)	(5,820)	(328,154)	(59,992)	(8,736)
Impairment of goodwill and intangible assets	(48,890)	(84,693)	(12,332)	(235,394)	(84,693)	(12,332)
Other income, net	13,117	4,201	612	25,427	7,267	1,058
Loss from operations	(240,345)	(139,388)	(20,297)	(670,482)	(187,448)	(27,295)
Interest income	6,902	8,376	1,220	13,903	17,389	2,532
Interest expense	—	(270)	(40)	—	(598)	(87)
(Loss)/gain from investments, net	(7,590)	816	119	232	(18,615)	(2,711)
Loss before income tax and share of results of equity investees	(241,033)	(130,466)	(18,998)	(656,347)	(189,272)	(27,561)
Income tax benefits	12,797	7,577	1,103	14,512	8,663	1,261
Share of results of equity investee, net of tax	(121)	2,008	292	(539)	883	129
Net loss	(228,357)	(120,881)	(17,603)	(642,374)	(179,726)	(26,171)
Net loss attributable to non-controlling interests	(483)	(7,015)	(1,021)	(2,574)	(8,422)	(1,226)
Net loss attributable to MOGU Inc.	(227,874)	(113,866)	(16,582)	(639,800)	(171,304)	(24,945)
Net loss	(228,357)	(120,881)	(17,603)	(642,374)	(179,726)	(26,171)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(6,744)	(4,231)	(616)	(17,400)	14,264	2,077
Unrealized securities holding (losses)/gains, net of tax	(516)	302	44	(10,729)	(884)	(129)
Total comprehensive loss	(235,617)	(124,810)	(18,175)	(670,503)	(166,346)	(24,223)
Total comprehensive loss attributable to non-controlling interests	(483)	(7,015)	(1,021)	(2,574)	(8,422)	(1,226)
Total comprehensive loss attributable to MOGU Inc.	(235,134)	(117,795)	(17,154)	(667,929)	(157,924)	(22,997)
Net loss per share attributable to ordinary shareholders
Basic	(0.09)	(0.04)	(0.01)	(0.25)	(0.07)	(0.01)
Diluted	(0.09)	(0.04)	(0.01)	(0.25)	(0.07)	(0.01)
Net loss per ADS
Basic	(27.13)	(13.29)	(1.93)	(76.17)	(20.12)	(2.93)
Diluted	(27.13)	(13.29)	(1.93)	(76.17)	(20.12)	(2.93)
Weighted average number of shares used in computing net loss per share
Basic	2,520,103,689	2,570,915,725	2,570,915,725	2,519,948,060	2,554,338,579	2,554,338,579
Diluted	2,520,103,689	2,570,915,725	2,570,915,725	2,519,948,060	2,554,338,579	2,554,338,579
Share-based compensation expenses included in:
Cost of revenues	631	640	93	1,872	1,448	211
General and administrative expenses	3,121	2,786	406	6,789	7,855	1,144
Sales and marketing expenses	1,143	950	138	3,905	3,398	495
Research and development expenses	(352)	351	51	(108)	862	126

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MOGU INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the six months ended			For the year ended
	March 31,			March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(40,881)	5,930	863	(114,409)	(10,090)	(1,469)
Net cash (used in)/provided by investing activities	(35,511)	28,763	4,188	13,947	608	89
Net cash provided by/(used in) financing activities	8,815	(9,092)	(1,324)	450	(12,064)	(1,757)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(861)	(2,369)	(344)	(3,455)	(860)	(125)
Net decrease in cash and cash equivalents and restricted cash	(68,438)	23,232	3,383	(103,467)	(22,406)	(3,262)
Cash and cash equivalents and restricted cash at beginning of period	507,855	393,779	57,339	542,884	439,417	63,984
Cash and cash equivalents and restricted cash at end of period	439,417	417,011	60,722	439,417	417,011	60,722

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MOGU INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the six months ended			For the year ended
		March 31,			March 31,
		2022	2023		2022	2023
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(228,357)	(120,881)	(17,603)	(642,374)	(179,726)	(26,171)
Add:	Interest expense	—	270	40	—	598	87
Less:	Income tax benefits	(12,797)	(7,577)	(1,103)	(14,512)	(8,663)	(1,261)
Less:	Interest income	(6,902)	(8,376)	(1,220)	(13,903)	(17,389)	(2,532)
Add:	Amortization of intangible assets	167,964	39,970	5,820	328,154	59,992	8,736
Add:	Depreciation of property and equipment	2,599	3,244	472	5,396	5,311	773
	EBITDA	(77,493)	(93,350)	(13,594)	(337,239)	(139,877)	(20,368)
Add:	Impairment of goodwill and intangible assets	48,890	84,693	12,332	235,394	84,693	12,332
Add:	Share-based compensation expenses	4,543	4,727	688	12,458	13,563	1,976
Add:	Share of result of equity investees	121	(2,008)	(292)	539	(883)	(129)
Less:	Loss/(gain) from investments, net	7,590	(816)	(119)	(232)	18,615	2,711
	Adjusted EBITDA	(16,349)	(6,754)	(985)	(89,080)	(23,889)	(3,478)
	Net loss	(228,357)	(120,881)	(17,603)	(642,374)	(179,726)	(26,171)
Add:	Loss/(gain) from investments, net	7,590	(816)	(119)	(232)	18,615	2,711
Add:	Share-based compensation expenses	4,543	4,727	688	12,458	13,563	1,976
Add:	Impairment of goodwill and intangible assets	48,890	84,693	12,332	235,394	84,693	12,332
Less:	Adjusted for tax effects	(13,291)	(7,713)	(1,123)	(15,963)	(8,948)	(1,303)
	Adjusted net loss	(180,625)	(39,990)	(5,825)	(410,717)	(71,803)	(10,455)

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